Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

June 17, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 16, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from VerifyMe, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.001 per share
Warrants to purchase shares of Common Stock

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery